                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                       Smith & Wesson Holding Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   831756-10-1
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                                 (CUSIP Number)

                              Stephen R. Boatwright
                                Gammage & Burnham
                         2 North Central Ave., 18th Fl.
                                Phoenix, AZ 85004
                                 (602) 256-0566
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 5, 2003
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 131), and is filing this schedule because of Rule l3d-1(e), 13d-1(f) or 13d-1(g), check the following box.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 831756-10-1                  13D                     PAGE 2 OF 5 PAGES


 1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Colton R. Melby

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
     (See Instructions)                                    (b)


 3   SEC USE ONLY


 4   SOURCE OF FUNDS (See Instructions)
           PF

 5   CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)


 6   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States of America

  NUMBER OF SHARES      7    SOLE VOTING POWER
 BENEFICIALLY OWNED                7,471,552
         BY
        EACH            8    SHARED VOTING POWER
  REPORTING PERSON
        WITH                       -0-

                        9    SOLE DISPOSITIVE POWER
                                   7,471,552

                        10   SHARED DISPOSITIVE POWER
                                   -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           7,471,552

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           24.4%

14   TYPE OF REPORTING PERSON
           IN

      Colton R. Melby ("Mr. Melby") hereby amends and supplements the statement on Schedule 13D, as previously amended, previously filed by him with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Smith & Wesson Holding Corporation, a Nevada corporation (the "Issuer"), beneficially owned by him. Except as amended and supplemented hereby, the statement on
Schedule 13D remains in full force and effect.

ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Smith & Wesson Holding Corporation, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 14500 North Northsight, Suite 116, Scottsdale, Arizona 85260.

ITEM 2. IDENTITY AND BACKGROUND.

      Mr. Melby's principal occupation has been as the President of the Issuer. Presently, he serves as a director of the Issuer. Mr. Melby is a resident of the United States. Mr. Melby's business address is 14500 North Northsight, Suite 116, Scottsdale, Arizona 85260.

      Mr. Melby has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Melby been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date of the filing of this statement, Mr. Melby beneficially owns 7,471,552 shares of Issuer's Common Stock, representing approximately 24.4% of the shares of Common Stock outstanding.

      (b) Mr. Melby has the sole power to vote or to direct the vote and to dispose or direct the disposition of all shares of Common Stock beneficially owned by him.

      (c) Mr. Melby has not effected any transaction in the Common Stock during the past 60 days.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As provided in the Severance Agreement, dated December 5, 2003, between the Issuer and Mr. Melby, at all votes of shareholders of S&W on or before December 31, 2005, Mr. Melby shall not directly or indirectly cause or permit any shares beneficially owned by Mr. Melby to be voted for any person other than the nominees recommended by the Nominating Committee of the Board of Directors of S&W and nominated by the Board of Directors in S&W's proxy statements. The foregoing voting obligations shall not apply if either Mitchell A. Saltz or Mr. Melby are not recommended by the

Nominating Committee to be nominated to stand for election to the Board of Directors by the shareholders.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      1. Severance Agreement, dated December 5, 2003, between Colton R. Melby and Smith & Wesson Holding Corporation.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2003

                                          /s/ Colton Melby
                                          ----------------
                                          Colton Melby

                                                                   EXHIBIT 10.38

                               SEVERANCE AGREEMENT

         THIS SEVERANCE AGREEMENT ("Agreement") is made and entered into by and between COLTON MELBY ("Melby") and SMITH & WESSON HOLDING CORP., ("S&W") as of this 5th day of December, 2003.

                                    RECITALS:

         A. Melby was employed by S&W as its President through December 5, 2003. Melby is also the member of the Board of Directors of S&W as of the date of this Agreement.

         B. On November 30, 2003, Melby advised the Audit Committee of the Board of Directors of S&W that he would resign as President effective as of December 5, 2003, but will remain as a director of S&W.

         C. S&W has agreed to provide severance payments to Melby through the end of the 2004 calendar year.

         D. The parties desire to document the terms of the severance agreement.

         NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

                                   AGREEMENT:

1. RESIGNATION BY MELBY. Melby's last day of employment with S&W shall be December 5, 2003 (the "Resignation Date").

2. CONSIDERATION BY S&W. In consideration of Melby's performance of his obligations under this Agreement and in satisfaction of all claims and benefits under any employee benefit plans maintained by S&W, S&W shall provide Melby with the following consideration.

         2.1. Severance Payments. S&W shall pay Melby $240,000, payable in semi-monthly installments either by check or direct deposit, beginning on the next regularly scheduled pay period and continuing through December 31, 2004 (the "Severance Period").

         2.2. Benefits. S&W shall continue to provide the following benefits to Melby during the Severance Period to the extent permissible under, and in accordance with, the terms and conditions of such plans or policies: a car allowance of $9,600 per year, payment of life insurance premiums of [$899] per year and payment of long term disability premiums of [$7,580.01] per year. Upon expiration of the Severance Period, S&W shall assign any life insurance and disability policies to Melby and grant him the right to continue coverage and make the premium payments himself.

         2.3. Stock Options. As provided in S&W's 2001 Stock Option Plan, dated May 31, 2001 (the "Option Plan"), Melby may, within three (3) months following the Resignation Date, purchase any of the shares to which he was entitled to exercise his option as of the Resignation Date.

         2.4. Office Space. Within 30 days Melby shall relinquish his office space located at 14500 N. Northsight Boulevard, Suite 116 Scottsdale, Arizona 85260 and remove all personal items therefrom. However, for as long as Melby serves as a director, Melby will have the right to maintain an office at S&W's expense, which office may not exceed the square footage of his existing office nor exceed the lease payments, on a per square foot basis, of S&W's offices in

                  Scottsdale, Arizona. Such office may be located anywhere other than the building in which S&W presently maintains its offices. S&W will also pay for a secretary to be shared by Melby and Mitchell Saltz for as long as Melby and Mitchell Saltz serve as directors. Further, as long as Melby serves as a director, he may use all equipment, furniture, computers, television or any other items of personal property which is the property of S&W presently located in his office at the corporate headquarters (collectively, "Company Property"). Company Property shall be returned to S&W no later than 15 days after the later of the Severance Period or when Mr. Melby is no longer on the Board.

         2.5. All payments and benefits under this Section are subject to applicable federal withholding tax and any other taxes as required by law. Melby understands that he will receive no other wage, benefit, or other payment from S&W other than the consideration described in this Section or future consideration for service as a director of S&W.

3.       VOTING OF SHARES.

         At all votes of shareholders of S&W on or before December 31, 2005, Melby shall not directly or indirectly cause or permit any shares beneficially owned by Melby to be voted for any person other than the nominees recommended by the Nominating Committee of the Board of Directors of S&W and nominated by the Board of Directors in S&W's proxy statements. The foregoing voting obligations shall not apply if either Mitchell Saltz or Melby are not recommended by the Nominating Committee to be nominated to stand for election to the Board of Directors by the shareholders.

4.       NON-DISPARAGEMENT.

         Neither (i) the officers or directors of S&W and its affiliates nor
(ii) Melby and his affiliates (including Melby's trust beneficiaries, representatives, agents, attorneys, dependents, administrators, executors, heirs, assigns, predecessors and successors-in-interest) shall provide oral or written information or disparage or in any manner cause harmful remarks or comments to be disseminated to any third parties regarding the business, aptitude, skills, practices, procedures, operations, methods, or any other subject which may have a detrimental impact on the future business prospects or extant business relationships of the other, except as required by law if called as a witness in any court proceedings.

         4.1. Injunctive Relief. Melby and S&W each acknowledge that the restrictions contained in this Section 2 are a reasonable and necessary protection of the immediate interests of each of them and that any violation of these restrictions would cause substantial injury to the other. In the event of a breach or threatened breach by Melby or S&W of these restrictions, S&W or Melby, as applicable, shall be entitled to apply to any court of competent jurisdiction for an injunction restraining the breaching party from such breach or threatened breach; provided, however, that the right to apply for an injunction shall not be construed as prohibiting S&W or Melby from pursuing any other available remedies for such breach or threatened breach.

5.       SUCCESSORS.

         This Agreement shall be binding upon Melby and upon his heirs, administrators, representatives, executors, successors and assigns. This Agreement shall be binding upon S&W and upon its heirs, administrators, representatives, executors, successors and assigns.

6.       ASSIGNMENT OF PAYMENTS.

         Any right or interest to or in any payments shall be fully assignable by Melby including but not limited to one or more beneficiaries to receive any amount that may be payable after his death (and shall remain enforceable by Melby' estate).

7.       GOVERNING LAW.

         This Agreement is made and entered into in the State of Arizona and shall in all respects be interpreted, enforced and governed under the laws of that state.

8.       VENUE.

         Melby and S&W hereby irrevocably agree that any legal action or proceeding arising out of or relating to this Agreement or any actions contemplated hereby shall be brought in a court of competent jurisdiction located in the state of Arizona.. Melby and S&W hereby expressly submit to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waive any claim of improper venue and any claim that such courts are an improper forum. Melby and S&W hereby irrevocably consent to the service of process of any of the aforementioned courts in any suit, action or proceeding.

9.       SEVERABILITY.

         Should any of the provisions of this Agreement be declared or be determined by any court to be illegal or invalid, the validity of the remaining parts, terms or provisions shall not be affected thereby and said illegal or invalid part, term or provision shall be deemed not to be a part of this Agreement.

10.      SUCCESSORS TO S&W.

         Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of S&W and any successor of S&W, including, without limitation, any corporation or corporations acquiring directly or indirectly all or substantially all of the assets of S&W whether by merger, consolidation, sale or otherwise (and such successor shall thereafter be deemed "S&W" for the purposes of this Agreement), but shall not otherwise be assignable by S&W.

11.      ENTIRE AGREEMENT.

         This Agreement sets forth the entire agreement between the parties thereto and fully supersedes any and all prior agreements, other than the Indemnification Agreement dated September 8, 2002, the Option Plan and any applicable stock option agreement, for understandings between the parties thereto pertaining to the subject matter thereof.

                                    /s/ Colton Melby
                                    -----------------------------------------
                                    Colton Melby

                                    SMITH & WESSON HOLDING CORPORATION


                                    By: /s/ Roy Cuny
                                        -------------------------------------
                                    Its: CEO & Chairman
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